AMENDMENT TO

AMENDED AND RESTATED
AGENCY AGREEMENT

This Amendment to Amended and Restated Agreement (this “Amendment”) is between Tributary Funds, Inc. (the “Fund”) and DST Systems, Inc. (“DST”).

WHEREAS, reference is made to the Amended and Restated Agreement, dated October 1, 2012 by and among the Fund and DST, as amended (the “Agreement”).

WHEREAS, the Fund and DST wish to further amend the terms of the Agreement as outlined below.

NOW, THEREFORE, in consideration of the mutual promises, undertakings, covenants and conditions set forth herein, the parties agree as follows:

1.	The Fund requests that DST perform omnibus transparency services. Therefore the following Section 4.H is added to the agreement:

“H.	Omnibus Transparency Services. Upon request of the Fund, DST shall carry out certain information requests, analyses and reporting services in support of the Fund’s obligations under SEC Rule 22c-2(a)(2). The parties will agree to such services and terms as stated in the attached schedule (“Schedule 4.H”) entitled “Omnibus Transparency Services”) that may be changed from time to time subject to mutual written agreement between the parties. In consideration of the performance of the services by DST pursuant to this Section 4.H, the Fund agrees to pay DST for such fees and expenses associated with such additional services as set forth on the fee schedule.”

2.          Fees. The following section entitled “Omnibus Transparency Monitoring Fees” is hereby added under Section II “Other Service Fees” under the current Fee Schedule as follows:

“Omnibus Transparency Monitoring Fees

Annual Base Fee	$24,000.00 per year

Accountlet Fees
1 - 500,000 accountlets	Included in Annual Base Fee
500,001+ accountlets	$0.33/accountlet

Per Investigation Fee
50 Investigations	Included in Annual Base Fee
50-75 Investigations	$15.00 per Investigation (billed monthly)
(maximum of 75 Investigations per month)

Client Requested Accountlet Purges
First purge per year	Included in Annual Base Fee
Subsequent Purge Requests	$195.00 per hour

Notes:

1.	Pricing based on three changes in direction within 90 days, $49,000 minimum
2.	An Accountlet is a Dealer sub account stored in the 22c-2 database.
3.	An Investigation is a trade that is flagged as a potential violation.
4.	Daily Monitoring Analytics are included in the annual base fee.”

3.        Miscellaneous. The parties acknowledge and agree that this Amendment is an amendment to the Agreement and, as such, is subject to the existing terms and conditions of the Agreement, including, but not limited to, those limitations of liability provisions contained in Section 8 of the Agreement. If there is any conflict between any provision of this Amendment and the Agreement or another Amendment with respect to matters covered by this Amendment, the provisions of this Amendment shall govern. Except as otherwise set forth in this Amendment, the Agreement shall not be amended or otherwise modified in any respect and shall remain in full force and effect in accordance with its terms.

Dated: May 21, 2018

TRIBUTARY FUNDS, INC.		DST SYSTEMS, INC.

By:	/s/ Brittany Fahrenkrog	By:	/s/ Chuck Davis

Name:	Brittany Fahrenkrog	Name:	Chuck Davis

Title:	Vice President	Title:	Managing Director

SCHEDULE 4.H

OMNIBUS TRANSPARENCY SERVICES

Dated: May 21, 2018

A.	The Funds shall provide the following information to DST:

1.	The name and contact information for the Financial Intermediary, with which the Funds have a “shareholder information agreement” (under which the Financial Intermediary agrees to provide, at the Fund’s request, identity and transaction information about shareholders who hold their shares through an account with the Financial Intermediary (an “accountlet”)), that is to receive an information request;

2.	The Funds to be included, along with each Fund’s frequency trading policy, under surveillance for the Financial Intermediary;

3.	The frequency of supplemental data requests from DST;

4.	The duration of supplemental data requests (e.g. 60 days, 90 days); and

5.	The expected turnaround time for a response from the Financial Intermediary to an information request (including requests for supplemental data)

B.	Upon receipt of the foregoing information, the Funds hereby authorize and instruct DST to perform the following Services:

1.	Financial Intermediary Surveillance Schedules.

(a)        Create a system profile and infrastructure based upon parameters set by the Fund to establish and maintain Financial Intermediary surveillance schedules and communication protocol/links.

(b)        Initiate information requests to the Financial Intermediaries.

2.	Data Management Monitoring

(a)        Monitor status of information requests until all supplemental data is received.

(b)        If a Financial Intermediary does not respond to a second request from DST, DST shall notify the Fund for the Fund to follow-up with the Financial Intermediary.

3.	Customized Reporting for Market Timing Analysis

(a)        Run information received from the Financial Intermediaries through TA2000 System functionalities.

(b)        Generate exception reports using parameters provided by the Funds.

4.	Daily Exception Analysis of Market Timing Policies for Supplemental Data Provided

(a)        Review daily short-term trader exceptions, daily excessive trader exceptions, and daily supplemental data reconciliation exceptions.

(b)        Analyze Financial Intermediary supplemental data (items), which are identified as “Potential Violations” based on parameters established by the Funds.

(c)        Confirm exception trades and if necessary, request additional information regarding Potential Violations.

5.	Communication and Resolution of Market Timing Exceptions

(a)        Communicate results of analysis to the Funds or upon request of the Funds directly to the Financial Intermediary.

(b)        Unless otherwise requested by the Funds and as applicable, instruct the Financial Intermediary to (i) restrict trading on the accountlet, (ii) cancel a trade, or (iii) prohibit future purchases or exchanges.

(c)        Update AWD Work Object with comments detailing resolution.

(d)        Keep a detailed record of all data exceptions and inquires with regards to potential violations.

6.	Management Reporting

(a)        Provide periodic reports, in accordance with agreed upon frequency and content parameters, to the Funds. As reasonably requested by the Funds, DST shall furnish ad hoc reports to the Funds.

7.	Support Due Diligence Programs

(a)        Update system watch list with pertinent information on trade violators.

(b)        Maintain a detailed audit trail of all accounts that are blocked and reason for doing so.